SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO LONDON SINGAPORE
DALLAS LOS ANGELES TOKYO
FRANKFURT NEW YORK WASHINGTON, DC

FOUNDED 1866

SUPPL

Our Ref: 22277-00002

December 19, 2006

RECEIVED DEC 2 2 2006 213 PROCESSING SECTION D.C.

Securities and Exchange Commis
100 F Street, NE
Washington, D.C. 20549
United States of America

06019539

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find four press releases which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

Yours sincerely,

Carrie Li

1/3

COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	4.23 ↓ 0.94%	2006-12-18
HangSeng		19,195.86 ↑	2006-12-18

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2006 2005 2004 2003 2002

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COSL Held a Charity Day

(5 December 2006) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883HK) recently held a charity fundraising activity. COSL's staff members made a love donation of 146273.15 Yuan within a day to help the helpless, the disabled and the people suffered from disaster; support medical cares for people have great financial difficulties; and assist education in poverty areas. The heart-warming activity which showed the Chinese tradition of benevolence was organized to respond to the call of the Central Party Committee and the State Council.

File No. = 82-34696

COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL HK$ 4.23 ↓ 0.94% 2006-12-18
HangSeng 19,195.86 ↑ 2006-12-13

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News Release

2006 2005 2004 2003 2002

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COSL ERP Implementation Project First Phase Gained Acceptance

(6 December 2006) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883.HK) announced the first phase of its ERP implementation project gained acceptance. The Company's ERP project team together with ERP consultants from CCAFM (China Consultants of Accounting and Financial management, Co. Ltd.) had a thorough examination to the work of the first phase. The result showed that COSL ERP implementation project met the requirements completely and was validated thereby.

Mr. Yuan Guangyu, CEO and President of COSL, said, "To implement ERP project is a milestone for the Company's development. The project can systematically upgrade our management ability thus improve our comprehensive competitiveness in technology, finance, personnel and management in the industry. Therefore, the ERP project is of great importance and strategic significance to COSL's development."

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COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	4.23 ↓ 0.94%	2006-12-18
HangSeng		19,195.86 ↑	2006-12-18

—Four Business—
Search...



News Release

COSL Resource-efficient Work Proceeded Steadily

(8 December 2006) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883.HK) established a group leadership team on efficiently using resources. The team is led by the Company's COO and Executive Vice President Mr. Li Yong. A department on resource efficiency was established at the same time and it is currently drawing up a plan and regulations of saving energy resources within the Company. Such related work is in steady progress.

Mr. Li Yong, COO and Executive Vice President of COSL, said "The issue of energy concerns our country's sustainable development. To save energy resources and improve their effective utilization and recycling is the fundamental solution of energy shortage. Meanwhile it is also the foundation of our company's development. We will continue to push the work of resource efficiency and further upgrade our competitiveness."



News Release

COSL Enters into Agreements for Four Module Rigs in the Gulf of Mexico

(18 December, 2006 - Beijing) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883 HK) announced that the Company has entered into agreements with GOIMAR S.A de C.V ("Goimar") for the construction works and subsequent provision of services for four module rigs in the Gulf of Mexico.
Pursuant to the contract, COSL shall be responsible for the investment and construction of the four module rigs, as well as the completion of mobilzation, installation and rig-up. Each module rig will be employed for a term of three years. In accordance with the contract, two rigs will be leased together with COSL's operating staff. The construction of the four module rigs is expected to be completed in the second quarter of 2007.

Mr. Yuan Guangyu, CEO and President of COSL, said, "The Gulf of Mexico is the world's largest offshore oilfield area and is famous for active deep sea exploration. This project not only enables COSL to successfully tap into the traditional business areas of oilfield service providers in Europe and America, but also provides the Group with an opportunity to secure market share in the Gulf of Mexico, a region of utmost political and economic importance with abundant oil and gas reserve, as well as active oil and gas exploration and production."

Mr. Zhong Hua, Executive Vice President & Chief Financial Offer of the Group, added, "There are massive oilfield development projects in the Gulf of Mexico. The operation model of the oil rigs in this region is different from that in the PRC. With active oil and gas exploration in the Gulf of Mexico, the demand for module rigs continues to surge. The Group will expand the Mexican market via this collaboration and expedite the development of other business streams in the market."

About GOIMAR, S.A de C.V
GOIMAR, S.A de C.V is an oilfield services company in the Gulf of Mexico with more than ten years' experience in technical services. Its scope of services includes oil and gas services, electrical services and steel structures etc. Its service capacity ranges from the provision of soldering machines to large-scale services such as drilling platforms. It also supplies equipment like drilling platforms, electricity generators, barges, service vessels and cranes etc. and has close relationship with PEMEX.

Background Information about the Company
China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The

As at June 30 2006, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Katie Tsui / Jackal Leung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 2169 0467
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com/ jackal.leung@iprogilvy.com